UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 3, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

RCS Capital Corporation

File No. 001-35924 - CF# 30387

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       RCS Capital Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 13, 2013.

       Based on representations by RCS Capital Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

                 Exhibit 2.2   through December 31, 2018

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                             Elizabeth M. Murphy
                             Secretary